

March 15, 2022

Manoj Jain
Chief Executive Officer
Duddell Street Acquisition Corp.
8/F Printing House
6 Duddell Street
Hong Kong

   Re: Duddell Street Acquisition Corp.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed February 14, 2022
    File No. 333-261483

Dear Mr. Jain:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 14, 2022

Cover Page

1. We note your amended disclosure in response to comment 1. Please revise to disclose whether your PRC legal advisor gave any comfort with respect to whether DSAC, FiscalNote, or any affiliated entity are required to receive any permissions or approvals from PRC governmental authorities to offer the securities being registered to foreign investors. If so, please tell us whether your PRC counsel intends to file a consent as an exhibit to the Registration Statement. Further, please revise to describe the consequences to you and your investors if, specifically, (i) you inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations or

interpretations change and you are required to obtain such permissions or approvals in the future.

2.   We note your amended disclosure in response to comment 3. Please revise to specifically state that where a majority vote is required, Messrs. Hwang and Yao will be able to <u>determine the outcome</u> of the matters submitted to stockholders for approval, as you do on page 101.

3.   We note your amended disclosure in response to comment 4 and we note that the percentages presented on the Cover Page and in the Letter to Shareholders do not tie out to the percentages presented on pages 16 and 17. Please revise. Additionally, we note that on page 16, the chart does not include the warrants. Please revise to include such amounts in chart. We also note that on page 17, footnote 3 states that certain vested and unvested options are not included in the amount. Please revise to include these amounts in the chart.

<u>"Q: What equity stake will current DSAC shareholders and FiscalNote stockholders ... ", page 15</u>

4.   We note your amended disclosure in response to comment 5. Please add a line item to the chart to note the amounts to be held by the Backstop Parties or amend footnote 2 to the table to clearly state these amounts.

<u>PRC Regulatory Matters, page 44</u>

5.   We note your amended disclosure regarding PRC regulatory matters, including your disclosure that you are not required to obtain pre-approval or fulfill any filing and reporting obligations from or to Chinese authorities, including the CSRC or the CAC, to implement the Business Combination or issue securities to China's foreign investors. Please revise to elaborate on what you mean by "implement the Business Combination" and disclose whether you anticipate any PRC regulatory matters to affect DSAC or the sponsor prior to Domestication, and separately, prior to the Business Combination.

<u>Summary Risk Factors, page 45</u>

6.   We note your amended disclosure in response to comment 8. In your Summary Risk Factors section on page 45, please disclose the risks that being based in Hong Kong poses to investors who will hold shares in the combined company. In particular, describe the significant regulatory, liquidity, and enforcement risks <u>with cross-references</u> to the more detailed discussion of these risks in the prospectus. In this section, please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically address how these risks could impact your ability to successfully complete the Business Combination, as applicable, and whether, and if so how, these risks will apply to the post-Business Combination company.

Risk Factors, page 71

7. We note that you deleted the Risk Factor titled "The Sponsor, certain DSAC directors and officers have interests in the Business Combination that are different from or are in addition to other DSAC shareholders in recommending shareholder vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus." Please advise.

8. We note your amended disclosure in response to comment 9. Please revise to specifically state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Common Stock. Where you discuss the potential for Hong Kong or China to intervene, please revise to identify the "certain transactions" that may require prior consent of the relevant industry authorities. For example, to the extent that Hong Kong or China may intervene in the Domestication, or any transaction prior to the Domestication, please revise to state as much.

9. We note your amended disclosure in response to comment 10 and we reissue it in part. Please disclose whether the Chinese government has any existing ties, affiliations, investments or control over FiscalNote.

Background of the Business Combination, page 115

10. We note your amended disclosure in response to comment 15. To the extent that there were material discussions or negotiations surrounding the assumptions to the financial projections, customer retention and the performance of subscription-based recurring revenue during COVID, or composition of the public company board, dual class share structure and incentive structures upon closing of the Business Combination, please revise to state as much.

Ancillary Agreements Related to the Business Combination, page 141

11. We note your amended disclosure in response to comment 21. Please revise to state that holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. Also, please revise your disclosure in the section titled "Interests of DSAC's Directors and Officers and Others in the Business Combination" to include a description of the Backstop Agreement and the related interests of the Sponsor and funds affiliated with the Sponsor.

CFIUS Approval, page 155

12. We note your response to comment 22. Please clearly disclose that the transaction will proceed regardless of the outcome of the CFIUS review, to the extent accurate. Please also supplementally tell us whether Manoj Jain or the other individual subject to CFIUS approval have relationships with any foreign governments.

U.S. Federal Income Tax Considerations, page 276

13.   We note your response to comment 28. Part I.A. Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction. Please revise to include a description of the federal income tax consequences of the Business Combination. We also note that holders of FiscalNote will be receiving registered shares of New FiscalNote in connection with the Business Combination, which will result in material tax consequences to such investors. Please revise to file an opinion of counsel with respect to the material tax consequences of the Business Combination. Please refer to Section III of Staff Legal Bulletin 19.

     You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Trade & Services

cc: James C. Lin